September 27, 2019

Yanming Liu
Chief Executive Officer
Greenland Acquisition Corporation
Suite 906, Tower W1, Oriental Plaza, No. 1 East
Chang'an Street
Dongcheng District
Beijing, People's Republic of China

       Re: Greenland Acquisition Corporation
           Preliminary Proxy Statement on Schedule 14A
           Filed July 12, 2019
           File No. 1-38605

Dear Mr. Liu:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction